Acorn Holding Corp.
                                65 Locust Avenue
                              New Canaan, CT 06840





April 11, 2005


United States Securities and Exchange
   Commission
Division of Corporation Finance
Mail Stop 0306
Washington, DC  20549
Attn:  Ms. Jeanne Bennett, Staff Accountant

Re:   Acorn Holding Corp. (the "Company")
      Form 8-K For Item 4.01
      Filed April 4, 2005
      File No. 0-11454

Ladies and Gentlemen:

Reference is hereby made to the comment letter of Jeanne Bennett, Staff Accountant, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission, dated April 6, 2005, and addressed to Edward N. Epstein, Chairman and Chief Executive Officer of the Company. The comment of the Staff and the Company's response follow below.

COMMENT 1. Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election, or was dismissed as required by
Item 304(a)(1)(i) of Regulation S-B. Also, include as an Exhibit a letter from your former auditors addressing the revised disclosures.

RESPONSE. The Company has addressed this comment by filing on April 11, 2005, an amended Form 8-K that includes the requested disclosure. Included as Exhibit
16.1 to the amended Form 8-K is a letter from the Company's former auditors addressing the revised disclosures.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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United States Securities and Exchange Commission
April 11, 2005
Page 2

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the foregoing or require any further information, please do not hesitate to contact me.

Sincerely,

/s/ Edward N. Epstein
Chairman and Chief Executive Officer

cc:  Lorraine Massaro, Esq.